                          AMERICAN CENTURY INVESTMENTS
                                4500 MAIN STREET
                          KANSAS CITY, MISSOURI 64111

April 10, 2007

Mr. Howie Hallock
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:   Request by American Century Investment Trust (the "Registrant")
      for Withdrawal of Registration Statement on Form N-14 (File No. 333-140915)

Dear Mr. Hallock:

     Please accept this withdrawal  request  pursuant to Securities Act Rule 477 on behalf of the Registrant. The relevant details concerning this request are as follows:

     o    Name  and CIK of  Registrant:  American  Century Investment Trust
          (0000908406)

     o    Accession  number  of  filing  that  is the  subject  of the  request:
          0000908406-07-000009

     o    Circumstances   associated  with  the  request:   The  Registrant  has
          restructured  the  reclassification  proposal  that was the subject of this filing,  and a  registration  statement on Form N-14 is no longer required.

     o    1933  Act  Number  that was  newly  generated  with  the  registration statement filing on Form N-14 to be withdrawn: 333-140915

     o    No securities have been sold in connection with this offering.

     If you have any  questions  about this filing,  please  contact me at (816)
340-7276.

Sincerely,

AMERICAN CENTURY INVESTMENT TRUST

By:  /s/ Brian L. Brogan
     ---------------------------------------
     Brian L. Brogan
     Assistant Vice President